Mail Stop 3628
                                                                 July 12, 2019


    Leah Nivison
    Chief Executive Officer
    GS Mortgage Securities Corporation II
    200 West Street
    New York, New York 10282

            Re:    GS Mortgage Securities Trust 2017-GS8
                   GS Mortgage Securities Trust 2018-GS9
                   Forms 10-K for Fiscal Year Ended December 31, 2018 Filed March 26, 2019
                   File Nos. 333-207677-07 and 333-207677-08

    Dear Ms. Nivison:

           We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to the comments, we may have additional comments.

    Trust and Servicing Agreement dated October 6, 2017
    Exhibit 4.5 to Form 10-K of GS Mortgage Securities Trust 2017-GS8
    Exhibit 4.3 to Form 10-K of GS Mortgage Securities Trust 2018-GS9

        1. We note that the Starwood Lodging Hotel Portfolio Mortgage Loan is part of a loan combination that is being serviced and administered pursuant to a trust and servicing agreement for the GS Mortgage Securities Corporation Trust 2017-SLP transaction
           ("2017-SLP"), which agreement is incorporated by reference to the above-referenced annual reports on Form 10-K. We also note that Exhibit L to the 2017-SLP trust and servicing agreement provides that the servicing criteria under Items 1122(d)(3)(i)-(iv) of
           Regulation AB are not applicable to 2017-SLP and, therefore, not applicable to the
           Starwood Lodging Hotel Portfolio Mortgage Loan that forms a part of your transaction.
           As these criteria deal with payments to investors, please explain why these criteria are not applicable, or whether this is an error in the documents.
 Leah Nivison
GS Mortgage Securities Corporation II
July 12, 2019
Page 2

Attestation Report of Ernst & Young LLP for Cohen Financial
Exhibit 34.82 to Form 10-K of GS Mortgage Securities Trust 2017-GS8

    2. We note that the attestation report prepared by Ernst & Young LLP for Cohen Financial, a division of SunTrust Bank, states that:

           no servicing activities were performed by Cohen Financial with respect to the servicing criterion set forth in Item 1122(d)(4)(ii) during the subject reporting period;
           and

           "as described in management's assertion," Cohen Financial engaged a vendor to perform servicing activities with respect to the servicing criterion set forth in Item
           1122(d)(4)(xi) during the subject reporting period.

       However, the corresponding servicer assessment of Cohen Financial, filed as Exhibit
       33.82 to your Form 10-K, does not include either of the above statements. Please revise either exhibit, as necessary, to reconcile these reports.

    3. In addition, the Ernst & Young attestation report references "Appendix A" of the Cohen
       Financial servicer assessment for a list of the asset-backed transactions covered by its servicing platform. However, there is no "Appendix A" mentioned in or included with
       Cohen Financial's servicer assessment. It is not clear to us whether Ernst & Young erroneously referenced "Appendix A" or whether Cohen Financial should have included
       "Appendix A" with its servicer assessment to identify the scope of its servicing platform
       (see Instruction 1 to Item 1122 of Regulation AB). Please revise either exhibit, as necessary, to reconcile these reports.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Arthur Sandel at (202) 551-3262 or me at (202) 551-3850 with any questions.

                                                              Sincerely,

                                                              /s/ Katherine Hsu

                                                              Katherine Hsu
                                                              Office Chief
                                                              Office of
Structured Finance


cc: Lisa Pauquette, Esq., Cadwalader, Wickersham & Taft LLP